Exhibit 99.1

Press Release

Disclosure of Transactions in Own Shares

Paris, March 5, 2020 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 29, 2019 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from February 27, 2020 to March 4, 2020:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
27.02.2020	831,678	39.905	33,187,972	XPAR
27.02.2020	-	-	-	CHIX
27.02.2020	-	-	-	TRQX
27.02.2020	-	-	-	BATE
28.02.2020	860,778	38.400	33,054,183	XPAR
28.02.2020	-	-	-	CHIX
28.02.2020	-	-	-	TRQX
28.02.2020	-	-	-	BATE
02.03.2020	328,896	38.690	12,724,985	XPAR
02.03.2020	-	-	-	CHIX
02.03.2020	-	-	-	TRQX
02.03.2020	-	-	-	BATE
03.03.2020	504,193	39.667	19,999,997	XPAR
03.03.2020	-	-	-	CHIX
03.03.2020	-	-	-	TRQX
03.03.2020	-	-	-	BATE
04.03.2020	611,033	39.775	24,303,579	XPAR
04.03.2020	193,389	39.780	7,693,094	CHIX
04.03.2020	87,451	39.777	3,478,516	TRQX
04.03.2020	113,746	39.780	4,524,798	BATE
Total	3,531,164	39.354	138,967,124

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website:

https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com |